Exhibit 99.3

Results of Operations of Arqit Quantum Inc., (“Arqit” or the “Company”)

Comparison of the Six Months Ended March 31, 2026 and 2025

Revenue

Revenue increased by $556 thousand from $67 thousand for the six months ended March 31, 2025 to $623 thousand for the six months ended March 31, 2026. The increase was due to an increase in the number of customer contracts and the commencement of services being provided under contracts for which revenue is recognized over time as services are provided under the contract.

Other Income

Other income was $187 thousand for the six months ended March 31, 2026 representing grants received during the period, compared to $101 thousand for the six months ended March 31, 2025.

Administrative Expenses

Total administrative expenses increased by $13.7 million from $20.2 million for the six months ended March 31, 2025 to $33.9 million for the six months ended March 31, 2026. An increase in employee related costs and share based compensation as a result of more employees during the six months ended March 31, 2026 were partially offset by a decrease in property costs as a result of the termination of Arqit’s previous office lease arrangement and a decrease in foreign exchange expenses during the period.

Change in Fair Value of Warrants

The change in fair value of warrants represents the difference in valuation of Arqit’s warrants as of March 31, 2026, compared with the valuation as of September 30, 2025, which was non-cash profit of $261 thousand for the six months ended March 31, 2026, compared with a non-cash loss of $2 thousand for the six months ended March 31, 2025.

Finance Costs

Finance costs increased by $21 thousand from $26 thousand for the six months ended March 31, 2025 to $47 thousand for the six months ended March 31, 2026. The increase was primarily due to an increase in the amount of office floor space leased during the six months ended March 31, 2026.

Finance Income

Finance income decreased by $156 thousand from $566 thousand for the six months ended March 31, 2025 to $410 thousand for the six months ended March 31, 2026.  The decrease was primarily due to a decrease in interest earned during the period.

Discontinued Operations

Profit from discontinued operations, net of tax, was $24 thousand for the six months ended March 31, 2026, compared with $91 thousand for the six months ended March 31, 2025. In both periods, the profit from discontinued operations related to residual grant income from satellite operations and proceeds from the disposal of certain satellite assets.

Liquidity and Capital Resources

Arqit began to generate revenue from its principal business operations which is the provision of cybersecurity services, in the fiscal year ended September 30, 2021. Arqit will continue to incur net losses in accordance with its operating plan as it further develops the commercialization of its products.

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) sales of ordinary shares under its ATM Program (as defined below) and (2) sales of ordinary shares and warrants in registered direct offerings in 2023 and 2024. Historically, Arqit also funded its operations from proceeds from the completion of the business combination in 2021, capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the completion of the business combination in 2021. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In January 2026, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program, which replaced a prior at-the-market equity offering program (the current and prior at-the-market equity offering program, together the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $125.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. During the six months ended March 31, 2026, Arqit issued 846,911 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $18 million.

Cash Flows Summary

Cash Flows Used in Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. During the six months ended March 31, 2025 cash used in operating activities was $12.5 million. During the six months ended March 31, 2026 cash used in operating activities was $25.7 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges, impairment charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash generated in investing activities was $0.4 million for the six months ended March 31, 2026, compared with net cash used $0.3 million for the six months ended March 31, 2025. This increase was primarily attributed to a reduction in capital expenditure on intangible assets.

Cash Flows Generated from Financing Activities

Net cash generated from financing activities was $17.4 million for the six months ended March 31, 2026, compared with $18.2 million for the six months ended March 31, 2025. Net cash provided by financing activities for the six months ended March 31, 2026 and March 31, 2025 was primarily related to proceeds from shares issued in connection with a registered direct offering and sales under the ATM Program during the period offset by lease costs.